Exhibit 4.15

Exhibit 4.15

Patrick Gonsalves Group Corporate Secretariat 29 August 2003 Sir Richard Broadbent Detail Omitted	54 Lombard Street London EC3P 3AH Tel 020 7699 3512 Fax 0870 242 2733 patrick.gonsalves@barclays.co.uk

Dear Sir Richard

I am writing to you about your appointment as a Director of Barclays PLC and Barclays Bank PLC with effect from 1 September 2003.

1.	Fees

As a Non-Executive Director you will receive a fee of £50,000 per annum, payable monthly in arrears by direct credit into your nominated bank account. In the event that you hold office for part of the year the fees shall be pro-rated accordingly on the basis of one twelfth for each complete or part month served. £20,000 of this fee will be paid in the form of Barclays PLC shares. Any reasonable out of pocket expenses that you incur in performing your duties as a Director (travelling expenses in attending Board meetings etc) will be reimbursed in accordance with our standard expenses policy. The Board (with the Non-Executive Directors abstaining) reviews the level of fees paid to Non-Executive Directors annually.

2.	Terms of Your Appointment

The Directors, rather than the shareholders in general meeting, have appointed you to the Boards of Barclays PLC and Barclays Bank PLC. As a consequence, you are required by legislation to seek re-election at the Barclays Annual General Meeting on 29 April 2004. As with all the directors, you will then normally be required to seek re-election at least every three years.

Your initial term of office will be for up to six years. On or before the sixth anniversary of your appointment we will agree with you whether it is appropriate for you to continue for up to another three years. All Non-Executive Directors have an annual review with the Chairman.

Your appointment as a Non-Executive Director may be terminated by us on six months notice (or immediately on payment of six months fees in lieu of notice) but would automatically terminate without any entitlement to notice or payment should you not be re-elected by Barclays PLC shareholders and/or should you be removed as a Director by shareholders. Should you wish to resign your appointment you are required to give us not less than six months notice.

Bairlays PLC. Registered in England. Registered No: 48839. Registered Office: 54 Lombard Street, London EC3P 3AH

3.	Time Commitment

The Board normally meets formally 10 times a year, including a full day strategy session in November and a two day overseas visit at some point during the year, and will otherwise meet on an ad-hoc basis as required.

Directors are expected to attend each meeting of the Board, including those called on an ad-hoc basis to discuss urgent matters, and to set aside sufficient time to consider the papers in respect of those meetings which are normally sent to Directors in the week prior to the meting. Directors are also expected to attend the Barclays AGM, which is held in April each year.

4.	Committees

The Chairman may invite you in due course to serve as a member of one or more of the Board Committees. Additional fees will be paid for membership and attendance at these meetings, which will be discussed with you at the time, together with the time commitment involved.

5.	Directors Share Qualification

Under our Articles of Association, you will be required to hold £500 in nominal value (2,000 ordinary shares of 25p each) of Barclays shares within two months of your appointment. If you would like any assistance in buying these shares please speak to me. If you already hold Barclays shares, please let me know so that we can update the statutory register of Directors’ interests and make the necessary announcement under the UKLA’s Listing Rules.

6.	Induction

As part of the induction of new Directors we encourage you to meet some of the key members of our senior management, and we will agree a suitable induction programme with you shortly. Ongoing training and briefings on particular topics are also made available at the request of Directors.

I would be grateful if you would confirm receipt of this letter, and your acceptance of the conditional appointments as set out, by signing and returning the enclosed copy. I am available at any time to provide any information you may need.

Yours sincerely

Patrick Gonsalves
Head of Group Corporate Secretariat

Signed:

(SIR RICHARD BROADBENT)
Date:	01.09.03

Exhibit 4.15

Lawrence Dickinson Group Secretary 28 June 2004 Sir Richard Broadbent Detail Omitted	54 Lombard Street London EC3P 3AH Tel 020 7699 2454 Fax 020 7699 3690 lawrence.dickinson@barclays.co.uk

Dear Sir Richard

I write to confirm your appointment as Senior Independent Director of Barclays PLC and Barclays Bank PLC (“the Boards”) with effect from 1 September 2004.

1.	Fees

As Senior Independent Director you will receive a fee of £25,000 per annum, payable monthly in arrears by direct credit into your nominated bank account. In the event that you hold office for part of the year the fees shall be pro-rated accordingly on the basis of one twelfth for each complete or part month served. This will be in addition to the fees that you receive from being a member of the Boards and Board Committees. The Board (with the Non-Executive Directors abstaining) reviews the level of fees paid to Non-Executive Directors (including your fee as Senior Independent Director) annually.

2.	Terms of Your Appointment

Your appointment will not be for a fixed term but will be reviewed annually with the Chairman. Your appointment as Senior Independent Director and as a Non-Executive Director may be terminated by us on six months notice (or immediately on payment of six months fees in lieu of notice) but would automatically terminate without any entitlement to notice or payment if the Barclays PLC shareholders do not re-elect you whenever you stand for re-election and/or if you are removed from office by the shareholders.

The Board shall also reserve the right to reconsider your appointment as a Director and therefore to terminate your appointment forthwith should there be any material change to your personal circumstances that the Board believes may affect your appointment as a Director of Barclays PLC and Barclays Bank PLC. A material change shall include, but not be limited to, the following:

•	Where you resign, retire or are removed from office from any of your other external appointments (including, but not limited to, any other directorships).

•	Where you are appointed to any other company, corporate body or other entity (internal or external), which has not been agreed in advance with the Chairman.

•	Where an incident occurs, which the Board considers could adversely affect the reputation of the Croup.

Bairlays PLC. Registered in England. Registered No: 48839. Registered Office: 54 Lombard Street, London EC3P 3AH

Where such a material change occurs, you must inform the Chairman as soon as possible. Should you wish to resign your appointment, you are required to give us not less than six months notice.

3.	Role

Attached to this letter is a role profile for your position as Senior Independent Director, which has been agreed by the Board. The Board may change this role profile from time to time and the role profile as amended shall, once notified to you, be deemed to form part of this letter in place of the document attached.

4.	Indemnity

I confirm that you can rely on the indemnity contained in Article 160 of Barclays Articles of Association. In outline, the effect of that Article (as restricted by relevant statutory provisions) is to provide an indemnity in respect of certain liabilities incurred by you in the execution of your duties, provided that the liability does not arise by virtue of your negligence, default, breach of duty or breach of trust in relation to the Bank. The indemnity is of course in addition to any other protection available to you by virtue of provisions of statute, common law or indeed any specific contract.

I should be grateful if you would confirm receipt of this letter, and your acceptance of the appointment as set out, by signing and returning the enclosed copy. I am available at any time to provide any information you may need.

Yours sincerely

Lawrence Dickinson
Group Secretary

I agree to the terms and conditions of my appointment as set out in this letter.

Signed:

SIR RICHARD BROADBENT
Date:	02.08.04

Role Profile of the Senior Independent Director

The role of the Senior Independent Director will be to:

•	Meet with the Non-Executive Directors without the chairman present at least annually to appraise the Chairman’s performance and on other such occasions as are deemed appropriate.

•	Maintain contact as required with major shareholders to understand their issues and concerns, including attending meetings where necessary with shareholders to listen to their views in order to help develop a balanced understanding of the issues and concerns of major shareholders.

•	Be available to shareholders if they have concerns relating to matters which contact through the normal channels of Chairman, Chief Executive or Finance Director has failed to resolve, or for which such contact is inappropriate.

Group Corporate Secretariat
June 2004